March 2, 2020




Michael G. Palek, Esq.
Vice President, Associate General Counsel
Fidelity Investments | FMR LLC Legal
245 Summer Street, V13E
Boston, MA 02109


Re:    Fidelity Covington Trust
       File Nos. 033-60973 and 811-07319

Dear Mr. Palek:

         On January 17, 2020, you filed a post-effective amendment to the registration statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 (the
"Investment Company Act") on behalf of Fidelity Covington Trust (the "Trust") in connection with the registration of shares of Fidelity New Millennium ETF, Fidelity Blue Chip Growth ETF, and Fidelity Blue Chip Value ETF (each, a "Fund," and collectively, the "Funds"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. Given the significance of the issues raised in this letter, please confirm that the Trust will delay the effectiveness of the registration statement until all of the comments in this letter have been resolved.

PROSPECTUS

I.     General Comments on Non-Transparent Structure (applicable to all three
Funds):

1.      We are aware that Fidelity Management & Research Company and FMR Co.
Inc.,
Fidelity Beach Street Trust, and Fidelity Distributors filed an application and subsequent amendments (the "Application") seeking exemptive relief from certain provisions of the
Investment Company Act. The Commission issued a Notice of Application on November 14,
2019, and a subsequent order granting certain exemptive relief on December 10, 2019 (the
"Order"). Please tailor the disclosure throughout the registration statement to conform to the
 Michael G. Palek, Esq.
March 2, 2020
Page 2


specific exemptive relief granted by the Order, including the relevant representations and conditions contained in the Application. In addition, please advise us whether you have submitted, or expect to submit, any other exemptive application or no-action request in connection with the registration statement.

2. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

3. Please consider noting in the prospectus that the Funds will incur costs to operate the
Tracking Basket.

4. Since the Funds may invest in foreign issuers, will any of the Funds rely on the exemptive relief to pay redemption proceeds more than seven calendar days after shares are tendered for redemptions? If so, disclose this policy in the redemption discussion. See
Application at page 2.

Cover Pages

5. The Application states the Funds will include a Legend describing how the Funds will operate differently from a traditional ETF. Please revise the cover pages to make the Legend more prominent. For example, consider indenting the Legend in a manner that offsets it from the rest of the text and using a larger font size. Please also consider other methods to better highlight the Legend.

Prospectus Summary -- Principal Investment Strategies

6. Please disclose in this section that each Fund is a non-transparent, actively-managed exchange-traded fund.

7. This section states that the Funds invest primarily in equity securities of domestic and foreign issuers. Please specify the types of "equity securities" that the Funds can invest, per
Application on page 7. Please also disclose elsewhere in the prospectus that any common stocks listed on a foreign exchange must trade contemporaneously with shares of the Funds.

8. Please disclose in this section that the Funds do not have a minimum overlap requirement for the Tracking Basket and the actual Portfolio. Also, disclose the risks of not having a minimum overlap requirement in the Principal Investment Risk section of the Prospectus
Summary if appropriate.

Prospectus Summary   Principal Investment Risks

9. This section begins with two paragraphs in bold font describing the risks associated with the Funds' non-transparent structures. Please provide a label for these two paragraphs, e.g.,
 Michael G. Palek, Esq.
March 2, 2020
Page 3


"Non-transparent Structure Risks," in both the summary section and full prospectus. Also, the
Legend should cross-reference by name each of the risks that relate to the Funds' non-transparent structure, e.g., Non-transparent Structure Risks, Fluctuation of Net Asset Value and Share Price,
Arbitrage Risk and Trading Issues Risk. If the Funds were to present a main non-transparent risk with related sub-risks, e.g., Arbitrage Risk, the prospectus could cross-reference only the main non-transparent risk.

10. The first paragraph in this section states that the Tracking Basket includes ETFs. Please clarify in this paragraph and throughout the prospectus that the Tracking Basket's ETFs are liquid ETFs. See Application at page 4.

11. Please revise the second paragraph of this section to more closely track numbers (1) and
(2) on page 24 of the Application. For example, please delete "[g]iven the differences between the fund and ETFs that disclose their complete holdings daily" and replace it with "[a]lthough the
Tracking Basket is intended to provide. . . ," from number 1 on page 24 of Application.

12. The last sentence in the fourth bullet point of this section states that the Funds' shares may trade at a larger premium or discount to NAV "than shares of other ETFs." Please add
"including ETFs that make their daily holdings public" to the end of this sentence both here and throughout the prospectus, and move this sentence so that it is the first sentence of this bullet point. In addition, please elaborate in this bullet point on how the non-transparent ETF structure exacerbates this risk for investors.

13. Please revise the first sentence of the sixth bullet point of this section to add "that publish their portfolio holdings on a daily basis" to the end of this sentence. Please ensure that this change is carried out throughout the entire prospectus and Statement of Additional Information
(the "SAI") whenever making this comparison between the Funds and other actively managed
ETFs.

14. The last two sentences of the sixth bullet point state that market makers and Authorized
Participants are not obligated to make a market in the Funds' shares, and that trading in the
Funds' shares may be halted due to market conditions. Please provide a separate risk for
Authorized Participants both in this section and in the full prospectus. Please also disclose in this bullet point and in the corresponding risk in the full prospectus that, due to the non-transparent fund structure, there is a greater potential for Authorized Participants concentration risk and Authorized Participants "stepping away." Also, disclose that this lack of participation by Authorized Participants or market makers could be greater during market disruptions or periods of volatility.

15. Please provide a risk in this section and in the full prospectus discussing the actions the
Adviser will take if a security in a Fund, but not in the Tracking Basket, does not have a readily-available market quotation, affecting the reliability of the Tracking Basket as an arbitrage vehicle. See Application at page 26. Please also provide a risk in this section and in the full prospectus disclosing the conditions under which a Fund would request the Exchange to halt
 Michael G. Palek, Esq.
March 2, 2020
Page 4


trading of its shares (i.e., securities representing 10% or more of a Fund's portfolio do not have readily available market quotations). See Application at note 49. Please also disclose that the non-transparent structure could exacerbate the impact of any trading halts on the Funds.

16. Finally, please re-order the bullet points in this section and in the full prospectus so the principal risks which are specific to the Funds' non-transparent structure become the first risks disclosed in these sections.

Fund Basics -- Investment Details -- Description of Principal Security Types

17. Please revise this section to clearly identify the specific types of equity securities to which the Funds' investments are limited.

Fund Basics -- Investment Details -- Principal Investment Risks -- Foreign Exposure

18. This risk includes a reference to foreign currencies. Since the Funds' Application does not permit direct investment in foreign currencies, please revise this disclosure to ensure that this risk matches the explicit limitations of the Application. See Application at page 7. Please make corresponding changes throughout the prospectus and the SAI.

19. Additionally, this risk references emerging market investments. Please explain to us whether any emerging market securities will be able to meet the investment limitations of the
Application such that the Funds will be able to invest in them.

Fund Basics -- Other Investment Strategies

20. The second paragraph of this section states that the Adviser may buy and sell futures contracts. Please clarify that the Funds are restricted to buying futures that are U.S.exchange-traded. See Application at page 7 and note 17.

Fund Basics -- Valuing Shares

21. The fifth paragraph of this section states that "trading in some of the fund's assets may not occur on days when the fund is open for business." Given the Funds' investment limitations, please confirm to us that this statement is accurate.

22. The sixth paragraph of this section states that "shares of open-end funds in which the fund may invest" are valued at their respective NAVs. Please clarify in this paragraph that the only open-end funds that the Funds may invest in are ETFs and government money market funds. See Application at page 7.
 Michael G. Palek, Esq.
March 2, 2020
Page 5


Shareholder Information

23. Please add language in this section that addresses the information investors can find on the Funds' websites. See Application at page 22, and Condition 2 on page 53.

24. Please include a separate heading in this section to clearly disclose the Tracking Basket structure. Please also provide a cross-reference to this section from the Funds discussion of the
Tracking Basket in the Principal Investment Strategies in the Prospectus
Summary.

Fund Services -- Fund Management

25. Please discuss in the registration statement, the Board review of both monitoring thresholds described in the Application at pages 25 and 26.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies and Limitations

26. Please add language to the beginning of this section indicating that the Funds' investments are limited to Permissible Investments and describe the limits in detail.
See Application at page 7.

Investment Policies and Limitations -- Commodities

27. This investment limitation states that "this shall not prevent the fund from purchasing or selling options and futures contracts." Please delete here and throughout the SAI any references to "options," since the Funds are not permitted to invest in options. Also, please clarify here and throughout the SAI that the Funds may only invest in U.S. exchange-traded futures. See
Application at page 7 and note 17.

Investment Policies and Limitations -- Loans

28. Except for repurchase agreements, the Funds cannot invest in the types of securities listed in this section, or in the types of securities listed in the "Loans" section that follows the "Illiquid
Securities" section below. See Application at page 7. Please explain to us how these sections are consistent with the Application.

Investment Policies and Limitations -- Short Sales

29. Since the Funds are not permitted to engage in short-selling or invest in options, please explain to us how this section is consistent with the Application. See Application at page 7.
 Michael G. Palek, Esq.
March 2, 2020
Page 6


Investment Policies and Limitations -- Margin Purchases

30. Since the Funds can only purchase exchange-traded futures, please confirm to us that this section is applicable to the Funds. Also, please delete the reference to options in this section, since options are not permitted by the Funds' investment limitations.

Investment Policies and Limitations -- Borrowing

31. Since reverse repurchase agreements are not a Permissible Investment, please explain to us how this section is consistent with the Application.

Investment Policies and Limitations -- Illiquid Securities

32. Since the Funds are not permitted to invest in securities that are illiquid at the time of purchase, please explain to us how this section is consistent with the Application.

Investment Policies and Limitations -- Affiliated Bank Transactions

33. This section states that the Funds may engage in transactions that may involve U.S.
Government securities with affiliated financial institutions that are primary dealers in these securities, and short-term borrowings. Since the Funds' Application only permits investments in
"short-term U.S. Treasury securities, government money market funds, and repurchase agreements", please revise this section accordingly. See Application at page 7 and note 18.

Investment Policies and Limitations -- Borrowing

34. The Funds are not permitted to borrow for investment purposes (i.e., leverage). Please revise this section accordingly.

Investment Policies and Limitations -- Debt Securities

35. Since the Funds may not invest in debt securities, please revise this section accordingly.

Investment Policies and Limitations -- Exposure to Foreign Markets

36. Please clarify in this section that the Funds' foreign exposure is restricted in that they can only invest in foreign exchange-traded common stocks that trade contemporaneously with the
Fund's shares. See Application at page 7. Also, in the last paragraph of this section, please define ADRs in accordance with the definition on page 7 of the Application.

Investment Policies and Limitations -- Futures

37. Please clarify in the beginning of this section that the Funds can only invest in U.S.
exchange-traded futures. Also, with regard to the sale of futures contracts, we note that the
 Michael G. Palek, Esq.
March 2, 2020
Page 7


Application does not permit short selling. Please confirm to us supplementally that the Funds will not engage in futures transactions that will violate this provision.

Investment Policies and Limitations -- Illiquid Investments

38. Please provide an introductory sentence to this section stating that the Funds cannot invest in securities that are illiquid at the time of purchase.

Investment Policies and Limitations -- Insolvency of Issuers, Counterparties, and
Intermediaries

39. Given the exchange-traded nature of the Funds' investments, please explain to us whether the counterparty discussion in this section is relevant to the Funds.

Investment Policies and Limitations -- Real Estate Investment Trusts (REITs)

40. Please clarify the disclosure in this section by stating that the REITs discussed in this section are exchange-traded only.

Investment Policies and Limitations -- Securities of Other Investment Companies

41. Please revise this section to clarify that the Funds' investments in other investment companies are limited to unit investment trusts that are structured as ETFs, open-end funds that are ETFs or government money market funds, pursuant to the Application. Additionally, please clarify that the Funds may only invest in BDCs or closed-end funds that are exchange-traded.

Exchange Traded Fund Risks -- Listing and Trading

42. Please revise this section as necessary to conform to the Funds' 19b-4 Order. In addition, please explain to us whether the Funds have received additional relief regarding Regulation SHO and, if so, the details of that relief. Finally, please delete the third paragraph of this section, since the Funds may only invest in exchange-traded securities.

Portfolio Transactions

43. Please revise the third paragraph of this section to clarify that, aside from ETFs, the only open-end funds that the Funds may invest in are government money market funds. Also, in accordance with the Funds' investment limitations, please revise the fourth paragraph to delete the phrase "or over-the-counter (OTC)." Finally, please delete the fifth paragraph of this section, since the Funds cannot have direct investments in fixed income securities.
 Michael G. Palek, Esq.
March 2, 2020
Page 8


Portfolio Transactions -- Non-U.S. Securities Transactions

44. Please explain to us supplementally how the transactions discussed in this section would work in practice, and whether these transaction would be consistent with the investment limitations of the Application. We may have additional comments after reviewing your response.

Valuation

45. Please revise the fourth paragraph of this section to include a description of the Funds' limitations with regard to investments in open-end investment companies. Also, please revise the seventh paragraph of this section, since the Funds cannot have direct investments in debt securities. Additionally, please revise the ninth paragraph of this section, since options and swaps are not permissible investments for the Funds.

46. Please revise the eleventh paragraph of this section, since forward foreign currency exchange contracts are not permissible investments for the Funds. Also, please revise the penultimate paragraph of this section, since the Funds can only invest in liquid, exchange-traded securities.

Fund Holdings Information

47. Please ensure that portfolio holdings disclosure policy addresses Regulation FD responsibilities pursuant to the Application. Please also note in the registration statement that the
Funds and persons acting on their behalf are required to comply with Regulation FD as if it applied to them.

II.    General Comments (applicable to all three Funds):

48. Please file new legality opinions as exhibits to the registration statement.

Prospectus Summary -- Fee Table

49. Please provide completed fee tables and examples for all three Funds as soon as possible.

Prospectus Summary -- Principal Investment Strategies

50. This section states that the Funds will invest in foreign issuers. If the Funds will also invest in emerging market issuers as a principal investment strategy, and are able to do so within the investment limitations imposed by the Application, please disclose in this section and provide corresponding principal risks if appropriate.
 Michael G. Palek, Esq.
March 2, 2020
Page 9


Fund Basics -- Investment Details -- Principal Investment Risks

51. Arbitrage Risk. This risk states, in part, that "market participants may attempt to use the disclosed information to "reverse engineer" the fund's trading strategy, which, if successful, could increase opportunities for predatory trading practices that may have the potential to negatively impact the fund's performance." Please add this disclosure to the section labeled
"Arbitrage Risk" in the Principal Investment Risk section of each Prospectus Summary.

Shareholder Information -- Additional Information about the Purchase and Sale of Shares
-- Costs Associated with Creations and Redemptions

52. Please disclose in this section that the Funds' total redemption transaction fee will not exceed 2%.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies and Limitations -- Concentration

53. Since the Funds disclose in the "Other Investment Strategies" sections of the prospectus that they may invest in ETFs, please add disclosure to this section to clarify that the Funds will consider the investments of both affiliated and unaffiliated ETFs when determining the Funds' compliance with their fundamental concentration policies.

III.   Comments Specific to Each Fund:

Fidelity New Millennium ETF

Prospectus Summary -- Principal Investment Strategies

54. This section states that the Fund's investments may include small and medium-sized companies, and "growth" stocks or "value" stocks or both. Please provide corresponding principal investment risk disclosures for small and medium-sized companies, and for "growth" and "value" stocks if appropriate.

Fidelity Blue Chip Growth ETF

Prospectus Summary -- Principal Investment Strategies

55. The second bullet point in this section defines blue chip companies as "companies whose stock is included in the S&P 500 Index or the Dow Jones Industrial Average
(DJIA), and
companies with market capitalizations of at least $1 billion if not included in either index." Blue chip companies generally are considered to be those with a national reputation for quality, reliability, and the ability to operate profitably in good times and bad. A market capitalization of at least $1 billion is not an appropriate criteria for determining a blue chip company. Please
 Michael G. Palek, Esq.
March 2, 2020
Page 10


delete the $1 billion criteria from the Fund's definition of blue chip. Also, if the Fund will invest in small and/or mid-capitalization issuers, please disclose in this section and provide corresponding risk disclosure if appropriate.

Fund Basics -- Investment Details -- Other Investment Strategies

56. Please confirm to us that, if included in the calculation of the Fund's compliance with its
80% policy, the Fund's investments in U.S. exchange-traded futures contracts are valued at their market value, and not their notional value.

Fidelity Blue Chip Value ETF

Prospectus Summary -- Principal Investment Strategies

57.    See comment 55 above.

Fund Basics -- Investment Details -- Other Investment Strategies

58.    See comment 56 above.

GENERAL COMMENTS

        Given the significance of the issues raised in this letter, please confirm that the Trust will delay the effectiveness of the registration statement until all of the comments in this letter have been resolved.

         Responses to this letter should be made in correspondence filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the filing.

       In closing, we remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.
 Michael G. Palek, Esq.
March 2, 2020
Page 11


      Should you have any questions regarding this letter, please feel free to contact me at 202-
551-6959.



Sincerely,

                                                                       /s/
Edward P. Bartz


Edward P. Bartz

Senior Counsel




cc:    Christian T. Sandoe, Assistant Director
       Michael J. Shaffer, Branch Chief